                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 4)*

                                GREAT LAKES REIT
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   390752 10 3
                          -----------------------------
                                 (CUSIP Number)

                              SUSAN J. WILSON, ESQ.
                                  ALSTON & BIRD
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7974
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages
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                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP NO.  390752  10  3                                    PAGE 2 OF   PAGES
----------------------------------             --------------------------------

--------- ----------------------------------------------------------------------
       1  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                   Fortis Benefits Insurance Company
                   81-0170040
--------- ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  [ ]
                                                                     (B)  [ ]
--------- ----------------------------------------------------------------------
       3  SEC USE ONLY
--------- ----------------------------------------------------------------------
       4  SOURCE OF FUNDS*
                    N/A
--------- ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                              [ ]
--------- ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       Minnesota
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                         1,015,000
       NUMBER OF
         SHARES     ------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
         EACH
      REPORTING     ------------------------------------------------------------
        PERSON            9       SOLE DISPOSITIVE POWER
         WITH                            1,015,000

                    ------------------------------------------------------------

                          10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,015,000

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.1%

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON*
                  CO, IC

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                               Page 2 of 4 Pages
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ITEM 1.  SECURITY AND ISSUER

      Amendment No. 4 amends items on Schedule 13D, dated August 30, 1996, and as amended by Amendment Nos. 1-3 thereto, previously filed by Fortis Benefits Insurance Company ("FBIC") relating to the common shares of beneficial interest, $0.01 par value per share (the "Common Stock"), of Great Lakes REIT, a Maryland real estate invest trust (the "Company"), and to the Company's Class A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") which was cancelled by the Company in May of 1997.

      The Company's principal executive offices are located at 823 Commerce Drive, Suite 300, Oak Brook, Illinois 60521.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      FBIC is the beneficial owner of 1,015,000 shares of the Company Common Stock and no shares of the Company Preferred Stock. In early May of 1997, the Company closed a public sale of Company Common Stock and in connection with such public offering, the Company cancelled all of the outstanding shares of Preferred Stock previously issued by the Company.

      FBIC's beneficial ownership includes 1,000,000 shares of Common Stock and 15,000 options for shares of Company Common Stock. FBIC has from time to time received the following Company options: (i) On February 25, 1997, FBIC received 5,000 options with a strike price of $13.00, (ii) on December 31, 1997 FBIC received 5,000 options with a strike price of $19.45, and (iii) most recently, on December 31, 1998, FBIC received an additional 5,000 options with a strike price of $15.775.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      As an independent director of the Company, the James J. Brinkerhoff ("Brinkerhoff") is entitled to receive options to purchase shares of Common Stock under the Company's Stock Option Plan. However, Brinkerhoff has entered into an agreement to which he has agreed to assign any and all such options to FBIC, an affiliate of his employer, at whose request he serves as a director of the Company. Brinkerhoff does not hold any shares of the Company, and he disclaims beneficial ownership of the shares held by FBIC, including without limitation, the above-described options.

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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999

                                   FORTIS BENEFITS INSURANCE COMPANY

                                   /s/ James J. Brinkerhoff
                                  -------------------------------------
                                  Name: James J. Brinkerhoff
                                  Title: Senior Vice President


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